UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Joinder to the Registration Rights, Coordination and Put Option Agreement

On February 17, 2022, a shareholder of ReNew Energy Global plc (“ReNew”), RMG Sponsor II, LLC (“RMG Sponsor”) dissolved its assets and was liquidated. As a result, RMG Sponsor distributed its Class A Ordinary Shares to its members. On the same date, ReNew entered into a Joinder to the Registration Rights, Coordination and Put Option Agreement, pursuant to which the members of RMG Sponsor agreed to abide by the terms and conditions of the Registration Rights, Coordination and Put Option Agreement to the extent they applied to RMG Sponsor. A copy of the Joinder to the Registration Rights, Coordination and Put Option Agreement is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joinder to the Registration Rights, Coordination and Put Option Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
		Name:	D. Muthukumaran
		Title:	Chief Financial Officer